SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

CNH GLOBAL N.V.
Form 6-K for the month of July 2007
List of Exhibits:
1.	Press Release entitled, “CNH Second Quarter 2007 Net Income up 55 percent from 2006, to the Highest in CNH History”

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom News and Information	(630) 887-2345
Albert Trefts, Jr. Investor Relations	(847) 955-3821
CNH Second Quarter 2007 Net Income up 55 percent from 2006,
to the Highest in CNH History
▪ Second quarter diluted EPS of $0.96 up 55% from 2006

▪ First half diluted EPS of $1.36 up 68% from 2006

▪ Equipment Operations second quarter gross margin up 0.7 percentage points

▪ CNH Equipment Operations net debt free for first quarter-end in its history

▪ Full year 2007 financial outlook increased, with a new expected range of diluted EPS, net of restructuring, forecast at $2.30 to $2.45
LAKE FOREST, Illinois (July 23, 2007) – CNH Global N.V. (NYSE:CNH) today reported second quarter 2007 net income of $228 million, up 55 percent compared to net income of $147 million in the second quarter of 2006. Results included restructuring charges, net of tax, of $19 million in the second quarter of 2007, compared with $7 million in the second quarter of 2006. Net income excluding restructuring charges, net of tax, was $247 million, up 60 percent compared to $154 million in the prior year. Second quarter diluted earnings per share were $0.96, compared with $0.62 per share in 2006. Before restructuring, net of tax, second quarter diluted earnings were $1.04 per share, compared with $0.65 per share in 2006.
First half 2007 net income of $323 million was up 70 percent compared to net income of $190 million in the first half of 2006. Results included restructuring charges, net of tax, of $29 million in the first half of 2007, compared with $10 million in the first half of 2006. Net income excluding restructuring charges, net of tax, was $352 million, up 76 percent compared to $200 million in the prior year. First half diluted earnings per share were $1.36, compared with $0.81 per share in 2006. Before restructuring, net of tax, first half diluted earnings were $1.48 per share, compared with $0.85 per share in 2006.
“Our Equipment Operations gross margin rose 0.7 percentage points compared with the second quarter last year – our eighth consecutive quarter of year-over-year gross margin improvement. Our industrial operating margin rose 1.5 percentage points to 10.8%, making it the best quarterly margin in CNH history,” said Harold Boyanovsky, CNH President and Chief Executive Officer. “Our stronger performance reflects our revitalized brand, customer and quality focus and stronger

1

worldwide agricultural and construction equipment industries. We are reaffirming our industrial operating margin target of between 7.6% and 8.4% for the full year.”
Highlights for the quarter include:
•	Worldwide CNH retail unit volumes showed particular strength in higher horsepower agricultural tractors and combines, with increased agricultural industry demand in all major markets outside of Western Europe.

•	Worldwide Construction Equipment industry and CNH retail unit sales up, with sales outside of North America showing continued strength, more than compensating for weaker industry unit sales in North America.

•	Higher economic-related cost increases, including key commodities such as steel, cast iron, rubber and related products, were offset by positive impacts of exchange rate changes, driving another quarter of positive net price recovery for both Agricultural and Construction Equipment operations.

•	Equipment Operations positive cash flow drove a $537 million reduction in Net Debt in the quarter, resulting in a Net Cash position of $531 million at quarter-end.

•	CNH’s improved industrial and financial performance, its high cash balances, and the continuing support of the Fiat Group led Case New Holland, Inc. to announce the redemption of the full $1.05 billion aggregate principal amount of its outstanding 9 1/4% Senior Notes due 2011 on August 1, 2007, allowing CNH to improve its balance sheet structure and better manage its liquidity.

•	The American Society of Agricultural and Biological Engineers (ASABE) recognized CNH with multiple awards for the most innovative product designs to enter the market in 2006. It cited Case IH for the Module Express 625 Cotton Harvester, the AFS Cotton Yield Monitor and the Case IH SteigerR AccuSteerTM II System and New Holland Agricultural Equipment for the SuperSuiteTM Compact Tractor Cab, New Holland FastSteerTM Steering System, New Holland Flexicoil SD550 Air Hoe Drill and Smart SieveTM Grain Cleaning System.

•	New Holland Construction also received a Top 10 AE 50 award from the ASABE for its On-the-Go Two-Speed Shift feature that gives operators of the Super Boom ™ L185 skid steer loader the ability to shift from high to low range at the touch of a fingertip.
EQUIPMENT OPERATIONS – Second Quarter Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $4.1 billion for 2007, compared to $3.5 billion for the same period in 2006. Net of currency variations, net sales increased 12%.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales increased 23% to $2.8 billion, compared with the prior year. Excluding currency variations, net sales were up 17%.

•	Net sales, excluding currency variations, were up 85% in Latin America, 32% in Rest-of-World markets, 17% in Western Europe, and up 4% in North America, in total, reflecting primarily better tractor and combine volume and mix and new products.

Construction Equipment Net Sales
•	Construction equipment net sales increased 7% to $1.3 billion, compared to the prior year. Net sales were up 2% excluding currency variations.

•	Net sales, excluding currency variations, increased 72% in Rest-of-World markets, 34% in Latin America and 29% in Western Europe, and declined 34% in North America, in total, reflecting primarily better heavy equipment volume and mix and new products.
Gross Margin
Equipment Operations gross margin (defined as net sales of equipment less cost of goods sold) for agricultural and construction equipment increased by 21% to $831 million, compared to the second quarter of 2006. As a percent of net sales, gross margin increased 0.7 percentage points to 20.3%.
•	Agricultural equipment gross margin increased in both dollars and as a percent of net sales compared to the prior year. Higher volume and mix, positive net price recovery and improved quality costs were the primary contributors to the improvement.

•	Construction equipment gross margin decreased both in dollars and as a percent of net sales. Positive industry and retail performance outside of North America, positive net price recovery and improved quality costs were offset by effects of the decline in the North American industry and additional actions taken to reduce dealer inventories of both heavy and light equipment in North America.
Industrial Operating Margin
Equipment Operations industrial operating margin (defined as net sales of equipment, less cost of goods sold, SG&A and R&D costs) increased 36% to $441 million, or 10.8% of net sales, compared to $324 million or 9.3% of net sales in the second quarter of 2006. The higher gross margin noted above drove the improvement. SG&A costs increased primarily for exchange rate changes, economics and investments in enhanced customer care programs. As a percent of net sales, SG&A costs declined, compared with the second quarter last year.
FINANCIAL SERVICES – Second Quarter Financial Results
Financial Services operations reported an 18% year-over-year increase in second quarter net income, to $58 million, reflecting the impact of higher receivables under management. Financial Services also recorded lower provisions for credit losses than in 2006, partially offset by increases in SG&A costs.
EQUIPMENT OPERATIONS – First Half Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses were $7.3 billion for 2007, compared to $6.4 billion for the same period in 2006. Net of currency variations, net sales increased 9%.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales increased 17% to $4.9 billion, compared with the prior year. Excluding currency variations, net sales were up 12%.

•	Net sales, excluding currency variations, were up 63% in Latin America, 22% in Rest-of-World markets and 14% in Western Europe, but down 1% in North America. Net sales increased due to better tractor and combine volume and mix outside of North America and new products.
Construction Equipment Net Sales
•	Construction equipment net sales increased 9% to $2.4 billion, compared to the prior year. Net sales were up 4% excluding currency variations.

•	Net sales increased 68% in Rest-of-World markets, 29% in Western Europe, and 28% in Latin America, but declined 26% in North America, excluding currency variations. Net sales increased due to better heavy equipment volume and mix outside of North America and new products.
Gross Margin
Equipment Operations gross margin for agricultural and construction equipment increased by 22% to $1.4 billion, compared to the first half of 2006. As a percent of net sales, gross margin increased 1.3 percentage points to 19.5%.
•	Agricultural equipment gross margin increased in both dollars and as a percent of net sales compared to the prior year. Higher volume and mix, positive net price recovery and improved quality costs were the primary contributors to the improvement.

•	Construction equipment gross margin increased in dollars but decreased slightly as a percent of net sales. Positive industry and retail performance outside of North America, positive net price recovery and improved quality costs were offset by effects of the decline in the North American industry and additional actions taken to reduce dealer inventories.
Industrial Operating Margin
Equipment Operations industrial operating margin increased 38% to $660 million, or 9.0% of net sales, compared to $478 million or 7.4% of net sales in the first half of 2006. The higher gross margin noted above drove the improvement. SG&A costs increased in dollars but were unchanged as a percent of net sales while R&D also increased slightly in dollars but declined slightly as a percent of net sales.
FINANCIAL SERVICES – First Half Financial Results
Financial Services operations reported a 22% year-over-year increase in first half net income, to $123 million, reflecting the impact of higher receivables under management. Financial Services also recorded lower provisions for credit losses than in 2006, partially offset by increases in SG&A costs.
NET DEBT (CASH) AND OPERATING CASH FLOW
Equipment Operations Net Debt (Cash) position (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables) was Net Cash of $531 million on June 30, 2007, compared to Net Debt of $6 million on March 31, 2007 and $263 million on December 31, 2006.

In the quarter, Equipment Operations Net Debt decreased by $537 million. Operating activities, primarily from earnings and changes in other assets and liabilities, generated $583 million of cash in the quarter. Working Capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payables), net of currency variations, decreased by $12 million in the quarter. Capital expenditures, in the quarter, were $51 million. Year-to-date, Equipment Operations Net Debt has been reduced by $794 million, driven by $913 million of cash generation by operating activities.
At incurred currency rates, Equipment Operations working capital on June 30, 2007 was $2,105 million, up $29 million from $2,076 million at March 31, 2007.
In June 2007, Case New Holland, Inc. announced the redemption of the full $1.05 billion aggregate principal amount of its outstanding 9 1/4% Senior Notes due 2011 on August 1, 2007. Rubin McDougal, CNH’s Chief Financial Officer, cited “CNH’s improved industrial and financial performance, high cash balances, a commitment to improve CNH’s balance sheet structure while reducing interest expense and the continuing support of the Fiat Group as the principal reasons behind the early redemption. We will permanently retire a portion of the notes,” he said, “and refinance the balance through new term financing available from Fiat Finance North America.” The redemption will have a net positive earnings impact over time and will allow CNH to better manage its liquidity. The decision to redeem the notes also was facilitated by Standard and Poor’s raising of CNH’s credit rating to BB+, with a positive outlook, at the end of May. One-time charges to redeem the notes and write-off remaining unamortized issuance costs will total approximately $60 million and are expected to be recorded in the third quarter of 2007.
Financial Services Net Debt increased by $1,684 million to $6,661 million on June 30, 2007 from $4,977 million on March 31, 2007, driven primarily by financing of higher levels of receivables.
SECOND QUARTER 2007 BRAND ACTIVITIES
•	New Holland Agricultural Equipment launched its T5600 Series tractors in the domestic Chinese market, targeting the higher end of the growing 80 to 100 horsepower market segment with the most advanced and efficiently performing tractors manufactured in China. In Latin America, New Holland introduced the TT Series tractors for small farm and orchard applications. New Holland also upgraded its line of economic and simple utility tractors with improved ergonomics and added a high clearance model for applications such as vegetable and specialty crops requiring extra ground clearance. Fifty-five and sixty horsepower engines became available for New Holland’s popular line of compact tractors, providing more muscle to power through tougher jobs, as well as a thirty-five horsepower model for homeowners and hobby farmers looking for reliable performance, solid construction and easy operation at an economical price.

•	New Holland Construction Equipment introduced new models of telehandlers, skid steer loaders and mini-excavators with upgraded engines and enhanced features and also upgraded the cabs on its skid steer loaders.

•	Case IH Agricultural Equipment began shipping a new series of Chopping Corn Heads for its Axial Flow Combines in North America, providing a lower cost alternative for corn residue management than operating a tractor driven stalk chopper.

•	Case Construction Equipment launched its new M Series 2 backhoe loaders in the 76 to 98 horsepower range with Pilot controls, Tier 3 engines and backhoe performance improvements.

•	A sponsorship agreement between the Fiat Group and Juventus Football Club S.p.A. will place the New Holland name on the famous Juventus black and white shirts beginning in August. Like New Holland, Juventus has more than 100 years of history and leadership behind it, and a determination to win, and to set and achieve new goals. Having the New Holland logo on the Juventus players’ shirts will give New Holland an additional boost, by bringing the brand into the homes of millions of fans and sports-lovers all over the world.

•	Case IH announced its new “MAX Service” providing 24 hour a day, 7 days a week toll-free phone number for above-and-beyond the dealer backup after sales service support, including parts procurement from the company’s depots, plants and suppliers, for our dealers and customers. This service currently is available in the Midwest United States and in Europe and will be expanded throughout the U.S. and Canada next year.

•	New Holland’s “Top Service” program was launched in Europe to all New Holland customers with outstanding service, information and support 24 hours a day, 7 days a week. The New Holland Top Service team includes technical experts, parts and logistics specialists, working in close partnership with the dealer network, and uses all the resources of New Holland to resolve customer issues quickly. The team can source and distribute parts rapidly from its depots across Europe or immediately call on engineering and service teams to identify the best solution for any issue. A Top Service team member will follow every issue to conclusion, only closing it when the customer is back at work and is completely satisfied.

•	Case Construction supports Habitat for Humanity with a series of more than 80 Case dealer rodeo events planned before year-end. More than 5,000 participants throughout North America are expected to compete in the “Case Rodeo Series,” which culminates in March 2008 with a Championship event in Las Vegas and a grand prize of a Case Loader/Backhoe. Case Construction estimates that these dealer sponsored events will raise more than $150,000 for local Habitat for Humanity Affiliates by year-end.

•	Case Construction won the U.S. Army Tank-Automotive and Armaments Command’s $160 million order to build nearly 1,500 compact track loaders and more than 1,900 skid steer loaders over the next 10 years, in its Wichita, Kansas facility.
AGRICULTURAL EQUIPMENT MARKET OUTLOOK
CNH expects U.S. net farm income in 2007 to be 15% higher than in 2006, bolstered by the increased demand for corn for fuel ethanol. The North American market for over 40 horsepower tractors performed better than expected in the second quarter. For the full year, CNH expects North American industry retail sales of over-40 horsepower tractors to be up slightly, compared with 2006, with sales of over 140 horsepower tractors up 10 to 15%. Industry sales of under-40 horsepower tractors are expected to be lower than in 2006. Industry retail unit sales of combines in North America should be up.
Outside of North America, for the full year, we continue to expect industry retail unit sales of agricultural tractors to be flat to up slightly, compared with 2006, with particular strength in the Latin American market which is expected to be up 25 to 30%. Tractor industry unit sales in Rest-of-World markets should be up as much as 5%, with sales in Western Europe on par with 2006. Industry unit sales of combines are expected to be up is all markets.
In total, we expect the worldwide agricultural tractor industry unit retail sales to be up as much as 5% compared with 2006. Combine sales could be up 10 to 15%, an improvement from our prior outlook.
CONSTRUCTION EQUIPMENT MARKET OUTLOOK
For the full year, CNH expects North American industry retail unit sales of both heavy and light construction equipment to be down compared with 2006. North American industry sales of both heavy and light construction equipment weakened in the second quarter, as housing starts and activity levels continued to decline.
For the year, the company expects both heavy and light construction equipment industry retail unit sales outside of North America to be up, more than offsetting the decline in North America. Industry sales of heavy and light equipment are expected to be up about 15% in Western Europe, and between 25 and 30% in Latin American and Rest of World markets. Construction activity remains robust, supported by solid GDP growth and stable used equipment prices.
In total, CNH now expects worldwide industry retail unit sales of both heavy and light construction equipment to be up about 10%.
CNH OUTLOOK FOR FULL YEAR 2007
Based on these agricultural and construction equipment market outlooks and the initiatives undertaken in the last two years designed to properly position our four main brands, CNH anticipates that 2007 diluted earnings per share, before restructuring, net of tax, should be in the range of $2.30 to 2.45, compared with $1.53 for the full year 2006.
Restructuring costs, net of tax, in 2007 are expected to be about $60 million primarily related to previously announced actions.
###
CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
###
CNH management will hold a conference call later today to review its second quarter 2007 results. The conference call Webcast will begin at approximately 9:00 a.m. U.S. Central Time; 10:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.
Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2006.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E.	L.A.	ROW
	‘07 B(W)	‘07 B(W)	‘07 B(W)	‘07 B(W)	‘07 B(W)
First Quarter 2007 Industry Unit Sales Revised Actual Compared with First Quarter 2006 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(1)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	6%	n/a	n/a	n/a
Total Tractors	1%	2%	4%	23%	(3)%
Combine Harvesters	17%	12%	(1)%	34%	38%
Total Tractors and Combines	2%	3%	4%	24%	(2)%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	26%	(25)%	40%	41%	76%
Skid Steer Loaders	(3)%	(15)%	9%	48%	43%
Other Light Equipment	18%	(11)%	28%	40%	24%
Total Light Equipment	14%	(16)%	27%	43%	38%
Total Heavy Equipment	17%	(10)%	24%	44%	29%
Total Light & Heavy Equipment	15%	(14)%	27%	43%	33%
Second Quarter 2007 Industry Unit Sales Estimated Actual Compared with Second Quarter 2006 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(3)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	6%	n/a	n/a	n/a
Total Tractors	4%	1%	(2)%	33%	6%
Combine Harvesters	15%	1%	4%	82%	26%
Total Tractors and Combines	4%	1%	(1)%	35%	6%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	19%	(14)%	22%	13%	60%
Skid Steer Loaders	(5)%	(14)%	2%	59%	12%
Other Light Equipment	9%	(10)%	13%	16%	20%
Total Light Equipment	7%	(12)%	12%	23%	30%
Total Heavy Equipment	13%	(16)%	23%	39%	28%
Total Light & Heavy Equipment	10%	(14)%	15%	31%	29%
First Half 2007 Industry Unit Sales Estimated Actual Compared with First Half 2006 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(2)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	6%	n/a	n/a	n/a
Total Tractors	3%	1%	1%	29%	2%
Combine Harvesters	16%	5%	2%	47%	30%
Total Tractors and Combines	3%	1%	1%	30%	2%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	22%	(19)%	30%	24%	67%
Skid Steer Loaders	(4)%	(15)%	6%	54%	25%
Other Light Equipment	13%	(10)%	20%	27%	22%
Total Light Equipment	11%	(14)%	19%	31%	34%
Total Heavy Equipment	15%	(13)%	24%	41%	28%
Total Light & Heavy Equipment	12%	(14)%	21%	36%	31%
Full Year 2007 Industry Unit Sales Forecast Compared with Full Year 2006 Estimated Actual
Agricultural Equipment:
Agricultural Tractors	0-5%	0-5%	FLAT	25-30%	0-5%
Combine Harvesters	10-15%	5-10%	0-5%	50-60%	10-15%

Construction Equipment:
Total Light Equipment	~10%	~(10)%	10-15%	20-25%	25-30%
Total Heavy Equipment	~10%	(5-10)%	15-20%	30-35%	20-25%

(1)	Excluding India

CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
			%			%
	2007	2006	Change	2007	2006	Change
	(in Millions)
Revenues:
Net sales
Agricultural equipment	$2,789	$2,275	23%	$4,906	$4,210	17%
Construction equipment	1,307	1,222	7%	2,431	2,237	9%

Total net sales	4,096	3,497	17%	7,337	6,447	14%

Financial services	262	229	14%	516	452	14%
Eliminations and other	(35)	(22)		(57)	(34)

Total revenues	$4,323	$3,704	17%	$7,796	$6,865	14%

Net sales:
North America	$1,475	$1,642	(10%)	$2,766	$3,076	(10%)
Western Europe	1,412	1,081	31%	2,461	1,914	29%
Latin America	415	249	67%	737	478	54%
Rest of World	794	525	51%	1,373	979	40%

Total net sales	$4,096	$3,497	17%	$7,337	$6,447	14%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30,		June 30,		June 30,
	2007	2006	2007	2006	2007	2006
			(in Millions, except per share data)
Revenues
Net sales	$4,096	$3,497	$4,096	$3,497	$—	$—
Finance and interest income	227	207	49	45	262	229

Total	4,323	3,704	4,145	3,542	262	229

Costs and Expenses
Cost of goods sold	3,265	2,811	3,265	2,811	—	—
Selling, general and administrative	351	325	291	266	60	59
Research and development	99	96	99	96	—	—
Restructuring	26	7	26	7	—	—
Interest expense	147	156	76	92	103	87
Interest compensation to Financial Services	—	—	62	66	—	—
Other, net	75	86	50	53	15	10

Total	3,963	3,481	3,869	3,391	178	156

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	360	223	276	151	84	73
Income tax provision	141	92	113	66	28	26
Minority interest	5	7	5	8	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	58	49	2	2
Equipment Operations	12	21	12	21	—	—

Net income	$228	$147	$228	$147	$58	$49

Weighted average shares outstanding:
Basic	236.7	235.6

Diluted	237.5	235.7

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$1.04	$0.65

EPS	$0.96	$0.62

Diluted:
EPS before restructuring, net of tax	$1.04	$0.65

EPS	$0.96	$0.62

Dividends per share	$0.25	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED INCOME STATEMENTS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2007	2006	2007	2006	2007	2006
	(in Millions, except per share data)
Revenues
Net sales	$7,337	$6,447	$7,337	$6,447	$—	$—
Finance and interest income	459	418	88	85	516	452

Total	7,796	6,865	7,425	6,532	516	452

Costs and Expenses
Cost of goods sold	5,905	5,273	5,905	5,273	—	—
Selling, general and administrative	696	632	583	516	113	116
Research and development	189	180	189	180	—	—
Restructuring	40	11	40	11	—	—
Interest expense	288	295	149	173	193	164
Interest compensation to Financial Services	—	—	117	116	—	—
Other, net	163	183	107	119	30	25

Total	7,281	6,574	7,090	6,388	336	305

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	515	291	335	144	180	147
Income tax provision	205	122	144	72	61	50
Minority interest	10	14	10	14	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	4	4	123	101	4	4
Equipment Operations	19	31	19	31	—	—

Net income	$323	$190	$323	$190	$123	$101

Weighted average shares outstanding:
Basic	236.5	190.6

Diluted	237.5	235.6

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$1.49	$1.05

EPS	$1.37	$1.00

Diluted:
EPS before restructuring, net of tax	$1.48	$0.85

EPS	$1.36	$0.81

Dividends per share	$0.25	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006	2007	2006
	(in Millions)
Assets
Cash and cash equivalents	$1,031	$1,174	$692	$703	$339	$471
Deposits in Fiat affiliates cash management pools	1,286	497	1,261	496	25	1
Accounts, notes receivable and other — net	8,837	6,549	1,517	1,314	7,449	5,344
Intersegment notes receivable	—	—	1,479	1,445		—
Inventories	3,038	2,735	3,038	2,735	—	—
Property, plant and equipment — net	1,313	1,307	1,308	1,295	5	12
Equipment on operating leases — net	364	254	—	—	364	254
Investment in Financial Services	—	—	1,920	1,788	—	—
Investments in unconsolidated affiliates	431	457	336	354	95	103
Goodwill and intangibles	3,146	3,144	2,986	2,998	160	146
Other assets	2,455	2,157	1,401	1,386	1,054	771

Total Assets	$21,901	$18,274	$15,938	$14,514	$9,491	$7,102

Liabilities and Equity
Short-term debt	$3,245	$1,270	$545	$488	$2,700	$782
Intersegment short-term debt	—	—	—	—	1,479	1,348
Accounts payable	2,405	1,881	2,450	1,939	74	42
Long-term debt	5,202	5,132	2,356	2,419	2,846	2,713
Intersegment long-term debt	—	—	—	—	—	97
Accrued and other liabilities	5,583	4,871	5,121	4,548	472	332

Total Liabilities	16,435	13,154	10,472	9,394	7,571	5,314
Equity	5,466	5,120	5,466	5,120	1,920	1,788

Total Liabilities and Equity	$21,901	$18,274	$15,938	$14,514	$9,491	$7,102

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”) or (“Net Cash”)	$6,130	$4,731	$(531)	$263	$6,661	$4,468

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2007	2006	2007	2006	2007	2006
	(in Millions)
Operating Activities:
Net income	$323	$190	$323	$190	$123	$101
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	177	148	143	125	34	23
Intersegment activity	—	—	(30)	(52)	30	52
Changes in operating assets and liabilities	(590)	(92)	492	508	(1,082)	(600)
Other, net	54	(40)	(15)	(67)	6	(14)

Net cash from operating activities	(36)	206	913	704	(889)	(438)

Investing Activities:
Expenditures for property, plant and equipment	(90)	(58)	(90)	(56)	—	(2)
Expenditures for equipment on operating leases	(161)	(66)	—	—	(161)	(66)
Net (additions) collections from retail receivables and related securitizations	(668)	(463)	—	—	(668)	(463)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	(770)	(4)	(747)	(3)	(23)	(1)
Other, net	(11)	35	(32)	6	21	29

Net cash from investing activities	(1,700)	(556)	(869)	(53)	(831)	(503)

Financing Activities:
Intersegment activity	—	—	17	(685)	(17)	685
Net increase (decrease) in indebtedness	1,613	229	(31)	(10)	1,644	239
Dividends paid	(59)	(59)	(59)	(59)	(60)	(60)
Other, net	—	(9)	—	(9)	—	—

Net cash from financing activities	1,554	161	(73)	(763)	1,567	864

Other, net	39	38	18	6	21	32

Increase (decrease) in cash and cash equivalents	(143)	(151)	(11)	(106)	(132)	(45)
Cash and cash equivalents, beginning of period	1,174	1,245	703	858	471	387

Cash and cash equivalents, end of period	$1,031	$1,094	$692	$752	$339	$342

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2006 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2007.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of June 30, 2007, Fiat owned approximately 90% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

2.	Stock-Based Compensation Plans – In February, 2007, CNH granted approximately 1.5 million performance-based stock options (at targeted performance levels) which may result in an estimated expense over the vesting period of approximately $18 million under the CNH Equity Incentive Plan (“CNH EIP”). One-third of the options will vest if specified fiscal 2007 targets are achieved when 2007 results are approved by the Board of Directors in the first quarter of 2008 (the “Determination Date”). The remaining options will vest equally on the first and second anniversary of the Determination Date. The actual number of shares vesting may exceed 1.5 million if CNH’s performance exceeds targets; however, if minimum target levels are not achieved, the options will not vest. Options granted under the CNH EIP have a contractual life of five years from the Determination Date or approximately six years. The grant date fair value of $12.65 per option was determined using the Black-Scholes pricing model.

The assumptions used in this model were:

Risk-free interest rate	4.40%
Expected volatility	38.32%
Expected life	4.0 years
Dividend yield	0.97%
The risk-free interest rate was based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility was based on the historical activity of CNH’s common shares looking back over a period equal to the expected life of the options. The expected life was based on the average of the vesting term of 72 months and the original contract term of approximately six years. The expected dividend yield was based on the annual dividend of $.25 per share which has been paid on CNH’s common shares over the last several years.

3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under Statement of Financial Accounting Standards (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets.

The amounts outstanding under these programs were $4.8 billion and $4.9 billion at June 30, 2007 and December 31, 2006, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of June 30, 2007 and December 31, 2006, $3.6 billion and $3.7 billion, respectively remained outstanding under these programs.

Included in the securitized or discounted wholesale receivables without recourse amount above are amounts sold to CNH’s European wholesale securitization program. Certain Equipment Operations entities sell receivables directly into this program while some of the Financial Services entities sell into the program wholesale receivables purchased from the Equipment Operations entities. A Financial Services subsidiary subscribes to notes representing undivided retained interests. At June 30, 2007 and December 31, 2006, the amounts outstanding under this program were $1.1 billion and $827 million, respectively and Financial Services had an undivided retained interest of $528 million and $318 million, respectively. Starting in the first quarter of 2007, an affiliate of Fiat began purchasing debt securities issued by this securitization program. At June 30, 2007, Fiat affiliates held approximately $941 million of these securities.

Starting in March, 2007, programs to sell receivables from Equipment Operations to Financial Services were expanded to include certain export receivables that were previously held by Equipment Operations. As of June 30, 2007, approximately $352 million of these export receivables remained outstanding.

4.	Inventories — Inventories as of June 30, 2007 and December 31, 2006 consist of the following:

	June 30,	December 31,
	2007	2006
	(in Millions)
Raw materials	$679	$591
Work-in-process	294	267
Finished goods and parts	2,065	1,877

Total Inventories	$3,038	$2,735

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
5.	Goodwill and Intangibles – The following table sets forth changes in carrying value of goodwill and intangibles for the six months ended June 30, 2007:

			Additions,
	Balance at		Currency	Balance at
	January 1,		Translation	June 30,
	2007	Amortization	and Other	2007
	(in Millions)
Goodwill	$2,365	$—	$12	$2,377

Intangibles	779	(34)	24	769

Total Goodwill and Intangibles	$3,144	$(34)	$36	$3,146

As of June 30, 2007 and December 31, 2006, the Company’s intangible assets and related accumulated amortization consisted of the following:

		June 30, 2007			December 31, 2006
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
		(in Millions)
Intangible assets subject to amortization:
Engineering drawings	20	$382	$167	$215	$380	$153	$227
Dealer network	25	216	65	151	216	61	155
Software	5	286	188	98	248	157	91
Other	10-30	55	22	33	55	21	34

		939	442	497	899	392	507

Intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

		$1,211	$442	$769	$1,171	$392	$779

CNH recorded amortization expense of approximately $34 million for the six months ended June 30, 2007. CNH recorded amortization expense of approximately $72 million for the year ended December 31, 2006. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2007 to 2011 is approximately $70 million.

Any adjustment related to valuation allowances recorded against deferred tax assets of Case Corporation and its subsidiaries (now known as CNH America LLC) as of the Case Corporation acquisition date have in the past and will in the future be treated as a reduction of goodwill and will not impact future periods’ tax expense.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
6.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt” or (“Net Cash”)) as of June 30, 2007 and December 31, 2006:

	Consolidated		Equipment Operations		Financial Services
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2007	2006	2007	2006	2007	2006
	(in Millions)
Short-term debt:
With Fiat Affiliates	$1,868	$438	$108	$260	$1,760	$178
Other	1,377	832	437	228	940	604
Intersegment	—	—	—	—	1,479	1,348

Total short-term debt	3,245	1,270	545	488	4,179	2,130

Long-term debt:
With Fiat Affiliates	248	52	—	—	248	52
Other	4,954	5,080	2,356	2,419	2,598	2,661
Intersegment	—	—	—	—	—	97

Total long-term debt	5,202	5,132	2,356	2,419	2,846	2,810

Total debt:
With Fiat Affiliates	2,116	490	108	260	2,008	230
Other	6,331	5,912	2,793	2,647	3,538	3,265
Intersegment	—	—	—	—	1,479	1,445

Total debt	8,447	6,402	2,901	2,907	7,025	4,940

Less:
Cash and cash equivalent	1,031	1,174	692	703	339	471
Deposits in Fiat affiliates cash management pools	1,286	497	1,261	496	25	1
Intersegment notes receivable	—	—	1,479	1,445	—	—
Net Debt (Net Cash)

	$6,130	$4,731	$(531)	$263	$6,661	$4,468

At June 30, 2007, CNH had approximately $3.5 billion available under $7.3 billion total lines of credit and asset-backed facilities.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

On June 28, 2007, CNH announced the redemption of all of its 9 1/4% Senior Notes due in 2011. The redemption price will be 104.625% of the amount of the Senior Notes plus accrued but unpaid interest. As of the expected August 1, 2007 redemption date, this would total approximately $1.1 billion. The redemption payment will be made from cash balances and a new 10-year term financing facility at market interest rates available from Fiat Finance North America. The charge associated with this early extinguishment of debt is expected to be approximately $60 million.

7.	Income Taxes – In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FIN 48 by CNH, which was effective as of January 1, 2007, resulted in a reduction of shareholders’ equity in the first quarter of 2007 of approximately $49 million.

For the six months ended June 30, 2007 and 2006, effective income tax rates were 39.8% and 41.9%, respectively. For the three months ended June 30, 2007 and 2006, effective income tax rates were 39.2% and 41.3%, respectively. For 2007, tax rates differ from the Dutch statutory rate of 25.5% due primarily to the higher tax rates in certain jurisdictions, provisioning of unrecognized tax benefits, reversal of valuation allowance on tax losses in certain jurisdictions, and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized. For 2006, tax rates differ from the Dutch statutory rate of 29.6% due primarily to higher tax rates in certain jurisdictions and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized.

8.	Restructuring – During the three and six months ended June 30, 2007 and 2006, CNH expense and utilization related to restructuring was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
		(in Millions)
Balance, beginning of period	$81	$46	$85	$47
Expense	26	7	40	11
Utilization	(22)	(6)	(40)	(13)
Foreign currency translation and other	1	4	1	6

Balance, end of period	$86	$51	$86	$51

Restructuring expense primarily relates to severance and other costs incurred due to headcount reductions and plant closures. Utilization primarily represents benefit plan curtailments, payments of involuntary employee severance costs and costs related to the closing of facilities. Included in the second quarter charges was an approximate $15 million charge relating to the rationalization of the construction equipment manufacturing facility in Berlin, Germany which commenced in 2005.

In 2006, CNH announced actions around the globe aimed at readjusting its organizational structure to evolving business needs. These actions include optimizing its North American Agricultural Equipment manufacturing footprint to drive efficiency and reduce salaried headcount. CNH anticipates that the cost of these actions, in total, will be approximately $100 million before tax. Approximately $50 million, before tax, was recognized in the fourth quarter of 2006 with the balance to be recognized in 2007 and beyond.
9.	Commitment and Contingencies – CNH pays for normal and extended warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the six months ended June 30, 2007 for this commitment is as follows:

Amount
(in Millions)
Balance, January 1, 2007	$277
Current year provision	180
Claims paid and other adjustments	(154)

Balance, June 30, 2007	$303

Certain of the Company’s Brazilian subsidiaries have obtained a favorable judicial decision or are still awaiting a decision regarding the appropriateness of the enactment and/or assessment

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
basis of a value added tax (“Cofins”) introduced in 1999. CNH would expect to begin recording these favorable decisions upon receipt of final administrative approval from the Brazilian Internal Revenue Service which would allow CNH to use these amounts to offset other Brazilian federal tax payments due. CNH anticipates receiving administrative approval beginning as early as the second half of 2007. CNH expects to continue to pursue favorable judicial decisions and final administrative approval beyond 2007 for certain of its Brazilian subsidiaries.
10.	Employee Benefit Plans – During the three months ended June 30, 2007 and 2006, CNH made discretionary contributions to its U.S. defined benefit pension plan trust of approximately $30 million and $120 million, respectively. CNH is currently evaluating options to begin funding, as early as the second half of 2007, its U.S. postretirement medical benefits.
11.	Shareholders’ Equity – Shareholders approved a dividend of $0.25 per common share at the Annual General Meeting on April 2, 2007. The dividend was paid on April 30, 2007 to shareholders of record at the close of business on April 23, 2007.

Pursuant to their terms, the 8 million shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006 in a non-cash transaction.

During each of the quarters ended June 30, 2007 and 2006, Financial Services paid a dividend of $60 million to Equipment Operations.

As of June 30, 2007, CNH had 236.8 million common shares outstanding.

12.	Earnings per Share – The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three and six months ended June 30, 2007 and 2006:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(in Millions, except per share data)
Basic:
Net income	$228	$147	$323	$190

Weighted average common shares outstanding — basic	236.7	235.6	236.5	190.6

Basic earnings per share	$0.96	$0.62	$1.37	$1.00

Diluted:
Net income	$228	$147	$323	$190

Weighted average common shares outstanding — basic	236.7	235.6	236.5	190.6
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	—	—	44.8
Stock-Based Compensation Plans	0.8	0.1	1.0	0.2

Weighted average common shares outstanding — diluted	237.5	235.7	237.5	235.6

Diluted earnings per share	$0.96	$0.62	$1.36	$0.81

CNH GLOBAL N.V.Notes to Unaudited Condensed Consolidated Financial Statements
13.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three and six months ended June 30, 2007 and 2006 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
		(in Millions)
Net income	$228	$147	$323	$190
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	96	77	129	86
Deferred gains (losses) on derivative financial instruments	(37)	20	(48)	55
Unrealized gains (losses) on retained interests in securitized transactions	1	8	(1)	8
Unrecognized defined benefit plan obligations	30	—	29	—
Minimum pension liability adjustment	—	(7)	—	(10)

Total	$318	$245	$432	$329

14.	Segment Information - CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income before taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three and six months ended June 30, 2007 and 2006 is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
		(in Millions)
Trading profit reported to Fiat under IFRS	$465	$340	$713	$505
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for benefit plans	(21)	(23)	(34)	(51)
Accounting for intangible assets, primarily development costs	(11)	(9)	(23)	(11)
Restructuring	(26)	7	(40)	11
Net financial expense	(48)	(65)	(108)	(138)
Accounting for receivable securitizations and other	1	(27)	7	(25)

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$360	$223	$515	$291

The following summarizes trading profit under IFRS by segment:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
		(in Millions)
Agricultural Equipment	$283	$155	$380	$199
Construction Equipment	88	110	152	165
Financial Services	94	75	181	141

Trading profit under IFRS	$465	$340	$713	$505

15.	Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly press release announcing results, utilizes various figures that are “Non-GAAP Financial Measures” as this term

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.
Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax
CNH defines net income before restructuring, net of tax as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.
The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
		(in Millions, except per share data)
Basic:
Net income	$228	$147	$323	$190

Restructuring, net of tax:
Restructuring	26	7	40	11
Tax benefit	(7)	—	(11)	(1)

Restructuring, net of tax	19	7	29	10

Net income before restructuring, net of tax	$247	$154	$352	$200

Weighted average common shares outstanding — basic	236.7	235.6	236.5	190.6

Basic earnings per share before restructuring, net of tax	$1.04	$0.65	$1.49	$1.05

Diluted:
Net income before restructuring, net of tax	$247	$154	$352	$200

Weighted average common shares outstanding — basic	236.7	235.6	236.5	190.6
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	—	—	—	44.8
Stock Compensation Plans	0.8	0.1	1.0	0.2

Weighted average common shares outstanding — diluted	237.5	235.7	237.5	235.6

Diluted earnings per share before restructuring, net of tax	$1.04	$0.65	$1.48	$0.85

Industrial Gross and Operating Margin

CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative, and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2007		2006		2007		2006
				(in Millions)
Net sales	$4,096	100.0%	$3,497	100.0%	$7,337	100.0%	$6,447	100.0%
Less:
Cost of goods sold	3,265	79.7%	2,811	80.4%	5,905	80.5%	5,273	81.8%

Gross margin	831	20.3%	686	19.6%	1,432	19.5%	1,174	18.2%
Less:
Selling, general and administrative	291	7.1%	266	7.6%	583	7.9%	516	8.0%
Research and development	99	2.4%	96	2.7%	189	2.6%	180	2.8%

Industrial operating margin	$441	10.8%	$324	9.3%	$660	9.0%	$478	7.4%

Net Debt

Net Debt or (Net Cash) is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt or (Net Cash) is shown below:

	Equipment Operations			Financial Services
	June 30,	March 31,	December 31,	June 30,	March 31,
	2007	2007	2006	2007	2007
			(in Millions)
Total debt	$2,901	$2,950	$2,907	$7,025	$5,397
Less:
Cash and cash equivalent	692	594	703	339	419
Deposits in Fiat affiliates cash management pools	1,261	731	496	25	1
Intersegment notes receivables	1,479	1,619	1,445	—	—

Net Debt (Net Cash)	$(531)	$6	$263	$6,661	$4,977

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of June 30, 2007 using December 31, 2006 exchange rates.

The calculation of Equipment Operations working capital is shown below:

		June 30, 2007
		at December		March 31, 2007
		31, 2006 FX		at December 31,	December 31,
	June 30, 2007	Rates	March 31, 2007	2006 FX Rates	2006	June 30, 2006
			(in Millions)
Accounts, notes receivable and other — net — Third Party	$1,478	$1,427	$1,310	$1,293	$1,300	$1,378
Accounts, notes receivable and other — net — Intersegment	39	38	31	30	14	22

Accounts, notes receivable and other — net — Total	1,517	1,465	1,341	1,323	1,314	1,400

Inventories	3,038	2,955	3,037	3,005	2,735	2,657

Accounts payable — Third Party	(2,365)	(2,302)	(2,171)	(2,152)	(1,848)	(1,968)
Accounts payable — Intersegment	(85)	(84)	(131)	(130)	(91)	(22)

Accounts payable — Total	(2,450)	(2,386)	(2,302)	(2,282)	(1,939)	(1,990)

Working capital	$2,105	$2,034	$2,076	$2,046	$2,110	$2,067

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/S/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

July 23, 2007